MUNIYIELD CALIFORNIA INSURED FUND, INC.

FILE # 811-6645

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
12/07/00	State of CA Veterans General Obligation Bonds 5.45% 12/01/17	$230,400,000.	$6,190,000.	Bear Stearns
12/07/00	State of CA Veterans General Obligation Bonds 5.70% 12/01/32	$230,400,000.	$500,000.	Sutro & Co.

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